Exhibit 99.2

[W.D. VON GONTEN & CO. LETTERHEAD]

February 19, 2013

Mr. W. Neel Fallis

EPL Oil & Gas, Inc.

201 St. Charles Avenue

New Orleans, LA 70170

                                                                             Re:  EPL Oil & Gas, Inc.

                                                                                   Gulf of Mexico Properties – SEC Pricing Case

                                                                                    Estimated Reserves and Revenues

                                                                                    “As of” January 1, 2013

Dear Mr.  Fallis:

At your request, W.D. Von Gonten & Co. has prepared estimates of future reserves and projected net revenues for certain oil and gas offshore properties owned by EPL Oil & Gas, Inc. (EPL) “As of” January 1, 2013.  This report was prepared utilizing an end-of-year 2012 SEC pricing scenario. The subject properties are located in Federal offshore waters in the Gulf of Mexico (GOM).

Our conclusions, as of January 1, 2013,  are as follows:

The following table represents a comparison of net gas produced and net gas sales.

Report Qualifications

Purpose of Report – The purpose of this report is to provide EPL and/or financial institutions with a projection of future reserves and revenues associated with the GOM properties owned by  EPL.

Scope of Work – W.D. Von Gonten & Co. was engaged by EPL to estimate and project the future reserves associated with the various properties included in this report. Once reserves were estimated, future revenue projections were made utilizing the SEC Pricing Case.

Reporting Requirements – Securities and Exchange Commission (SEC) Regulation S-X 210, Rule 4-10 and Regulation S-K 229, Item 1200 (as revised in December 2008, effective 1-1-10), and Financial Accounting Standards Board (FASB) Statement No. 69 require oil and gas reserve information to be reported by publicly held companies as supplemental financial data. These regulations and standards provide for estimates of Proved reserves and revenues discounted at 10% and based on unescalated prices and costs.  Revenues based on alternate product price scenarios may be reported in addition to the current pricing case.  Reporting Probable and Possible reserves is optional. Probable and Possible reserves must be reported separately from Proved reserves.

The Society of Petroleum Engineers (SPE) requires Proved reserves to be economically recoverable with prices and costs in effect on the “as of” date of the report.  In conjunction with the World Petroleum Council (WPC), American Association of Petroleum Geologists (AAPG), and the Society of Petroleum Evaluation Engineers (SPEE), the SPE has issued Petroleum Resources Management System (2007 ed.), which sets forth the definitions and requirements associated with the classification of both reserves and resources.  In addition, the SPE has issued Standards Pertaining to the Estimating and Auditing of Oil and Gas Reserve Information, which sets requirements for the qualifications and independence of reserve estimators and auditors.

The estimated reserves herein have been prepared in conformance with all SEC, SPE, WPC, AAPG and SPEE definitions and requirements.

Projections – The reserve and revenue projections are on a calendar year basis with the first time period being January 1, 2013 through December 31, 2013.

Property Discussion

      W.D. Von Gonten & Co. reviewed 100% of the EPL GOM reserve base acquired from Hilcorp Energy GOM, LLC in the fouth quarter of 2012.  Listed below is a brief description of EPL’s top two valued fields obtained from this acquisition.    These top two valued fields represent 86% of EPL’s reserve base evaluated in this report.

      Ship Shoal 208 – Ship Shoal 208  represents approximately 62% of EPL’s total Proved value.  Ship Shoal 208 was acquired by EPL in the fourth quarter of 2012 from Hilcorp Energy GOM, LLC.  EPL retains a  100% working interest.  Due to facility damage suffered from past hurricanes, there was no production from Ship Shoal 208 from September 2008 until September 2010. Hilcorp Energy GOM,

EPL Oil & Gas, Inc., SEC Case, February 19, 2013, Page 2

LLC acquired leasehold interests in the Ship Shoal 208 field from Chevron North America Exploration & Production (Chevron) at year-end 2009.    Hilcorp then completed facility repairs in the fourth quarter of 2010, which has allowed 26 wells to return to production. Current production rates are 1,875 barrels of oil and 4.5 MMcf of gas per day net to EPL.

      South Pass 78 - This fourth quarter 2012 acquisition from Hilcorp Energy GOM, LLC represents approximately 24% of the EPL’s total Proved value evaluated in this report.  The working interest associated with this field is 66.67%.  Currently, EPL has 25 producing wells at South Pass 78 contributing a combined rate of 1,110 barrels of oil and 1.7  MMcf of gas per day on a net basis.

Reserve Estimates

Reserves estimates for the producing properties were based on a combination of 1) Extrapolation of Production History, 2) Material Balance Calculations, and/or 3) Volumetric Calculations. The remaining Non-Producing and Undeveloped reserves were estimated using volumetric  and material balance calculations.

      Reserves and schedules of production included in this report are only estimates. The amount of available data, reservoir and geological complexity, reservoir drive mechanism, and mechanical aspects can have a material effect on the accuracy of these reserve estimates.       Due to inherent uncertainties in future production rates, commodity prices, and geologic conditions, it should be realized that the reserve estimates, the reserves actually recovered, the revenue derived therefrom and the actual cost incurred could be more or less than the estimated amounts.

      We consider the assumptions, data, methods, and procedures used in this report appropriate hereof, and we have used all such methods and procedures that we consider necessary and appropriate to prepare the estimates of reserves and future net revenues.

Product Prices

The estimated revenues shown herein were based on SEC pricing guidelines.  SEC pricing is determined by averaging the first day of each month’s closing price for the previous 12 months using published benchmark oil and gas prices.  The end-of-year 2012 SEC pricing used for this report is $91.21 per barrel of oil and $2.757 per MMBtu of gas.

The NGL price utilized in this evaluation was based on the historical price received versus the NYMEX average oil price (where applicable).

Pricing differentials have been applied to each property to account for the difference between prices actually received at the wellhead and historical NYMEX prices.  After reviewing the historical lease operating data previously provided by Hilcorp Energy GOM, LLC,  W.D. Von Gonten & Co. made all necessary adjustments ultimately utilized herein. Pricing differentials generally account for transportation, geographical differentials, quality adjustments, marketing bonuses or deductions, and any other factors that may affect the price actually received at the wellhead.    The pricing differentials utilized herein were determined from lease operating data provided by Hilcorp Energy GOM, LLC for the time period of May 2011 through April 2012.

A  volume shrinkage factor has been applied based on a comparison of reported production volumes to actual sales volumes. This shrinkage accounts for the generation of natural gas liquids, any line loss, and/or fuel usage before the actual sales point.

All prices have been held constant throughout the life of the properties.

EPL Oil & Gas, Inc., SEC Case, February 19, 2013, Page 3

Lease Operating and Capital Costs

Monthly operating expenses utilized in this report were derived from historical field operating expense data for the time period of May 2011 through April 2012.  Expenses were scheduled as either fixed (Platform) or variable (Well) costs,  with 75%  being allocated to fixed and 25% to variable.  The production and revenues for all wells associated with a particular platform  were terminated at the economic life of the platform as a whole.

Capital costs necessary to perform workover and/or remedial operations and to drill undeveloped locations were supplied by Hilcorp Energy GOM, LLC and in some cases, by EPL.    W.D. Von Gonten & Co. only reviewed such expenses for reasonableness and expresses no warranties regarding the accuracy of the Hilcorp Energy GOM, LLC or EPL cost projections.

All operating and capital costs were held constant for the life of the properties.

Other Considerations

      Abandonment Costs – Cost estimates regarding future Plugging and Abandonment liabilities associated with these properties were supplied by EPL.  These estimates were generated internally by EPL.    Plugging and abandonment expenses were applied to the Proved Developed Producing reserve category properties.

      Additional Costs – Costs were not deducted for depletion, depreciation and/or amortization (a non-cash item), or federal income tax.

      Data Sources – Data furnished by Hilcorp Energy GOM, LLC and EPL included basic well information, lease operating data, capital cost, ownership, pricing, and production information on certain leases.  Any additional production histories and well data were taken from IHS data archives.

            Context – We specifically advise that any particular reserve estimate for a specific property not be used out of context with the overall audit. The revenues and present worth of future net revenues are not represented to be market value either for individual properties or on a total property basis.  The estimation of fair market value for oil and gas properties requires additional analysis other than evaluating undiscounted and discounted future net revenues.

While the oil and gas industry may be subject to regulatory changes from time to time that could affect an industry participant’s ability to recover its oil and gas reserves, we are not aware of any such governmental actions which would restrict the recovery of the estimated oil and gas volumes.  The reserves in this report can be produced under current regulatory guidelines.  Actual future commodity prices may differ substantially from the utilized pricing scenario which may or may not extend or limit the estimated reserve and revenue quantities presented in this report.

We have not inspected the properties included in this report, nor have we conducted independent well                          tests. W.D. Von Gonten & Co. and our employees have no direct ownership in any of the properties included in this report. Our fees are based on hourly expenses and are not related to the reserve and revenue estimates produced in this report.

EPL Oil & Gas, Inc., SEC Case, February 19, 2013, Page 4

Thank you for the opportunity to assist EPL Oil & Gas, Inc. on this project.

      Respectfully submitted,

      /s/Charles E. Fulkerson, P.E.

                                                                                                   Charles E. Fulkerson, P.E.

                                                                                                                    /s/ Christopher K. Ross

          Christopher K. Ross

                                                                                    Reviewed by:   /s/ W.D. VonGonten, Jr. P.E.

  W.D. VonGonten, Jr. P.E.

WDVG/CKR/ I:\DATA\COMPANY\REPORTS\CLIENTS_LTRS\EPL\EPL_GOM_SEC Pricing 02182013.doc

EPL Oil & Gas, Inc., SEC Case, February 19, 2013, Page 5